UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

____________________

WRAP TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98212N107

(CUSIP Number)

James A. Barnes

1817 W 4th Street

Tempe Arizona 85281

800-583-2652

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2023 (See Item 3)

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 98212N107	Page 2 of 5

SCHEDULE 13D

CUSIP No. 98212N107			Page 2 of 7
1.	NAMES OF REPORTING PERSON James A. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER	192,975 shares (see Item 5)
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,874,000 shares (see Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	192,975 shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	1,874,000 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,975 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	4.99%
14.	IN

CUSIP # 98212N107	Page 3 of 5

CUSIP No. 98212N107			Page 3 of 7
1.	NAMES OF REPORTING PERSON Takako Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF	7.	SOLE VOTING POWER	-0- shares (see Item 5)
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,874,000 shares (see Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	-0- shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	1,874,000 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	4.5%
14.	IN

CUSIP # 98212N107	Page 4 of 5

EXPLANATORY NOTE

This Amendment No. 1, dated May 2, 2023 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed by James A. Barnes, an individual and Takako Barnes, an individual (the “Reporting Persons” and each, a “Reporting Person”) with the Securities and Exchange Commission on February 11, 2022 relating to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Wrap Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

As set forth below, as a result of the transactions described herein, including an increase in outstanding shares of the Company since the original Schedule 13D, on May 1, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock. The Company reported an increase in outstanding shares on Form 10K/A dated May 1, 2023. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4                  Purpose of Transaction

Item 4(a) of the Schedule 13D is supplemented by the following:

On the below referenced dates, the Reporting Persons sold an aggregate of 55,796 shares of Common Stock in market transactions as set forth below:

Activity Date	Shares Sold	Price Per Share
4/28/2023	2,670	$1.28
4/27/2023	330	$1.28
4/26/2023	3,000	$1.20
4/24/2023	3,000	$1.37
4/21/2023	3,000	$1.25
4/11/2023	3,808	$1.60
4/10/2023	1,192	$1.60
4/3/2023	3,000	$1.75
3/31/2023	470	$1.76
3/31/2023	1,730	$1.75
3/30/2023	2,000	$1.70
3/30/2023	1,300	$1.75
3/29/2023	2,500	$1.70
3/27/2023	1,343	$1.70
3/24/2023	657	$1.70
3/23/2023	1,861	$1.75
3/21/2023	1,833	$1.85
3/20/2023	3,306	$1.85
3/16/2023	2,500	$1.70
3/15/2023	2,500	$1.65
3/15/2023	2,500	$1.60
3/14/2023	2,500	$1.80
3/10/2023	2,515	$1.90
3/8/2023	485	$2.00
3/7/2023	2,000	$1.95
3/3/2023	2,000	$2.10
3/3/2023	1,796	$2.09

CUSIP # 98212N107	Page 5 of 5

Item 5.                  Interest in Securities of the Issuer

Pursuant to the Company’s Form 10-K/A dated and filed May 1, 2023, an aggregate of 41,371,923 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

Items 5(a)-(c) and (e) of the Schedule 13D are supplemented by the following:

	James A. Barnes	Takako Barnes
(a) Beneficial ownership
Common Shares	1,874,000	1,874,000
Stock Options Exercisable within 60 days	192,975
Total Beneficial Ownership	2,066,975	1,874,000
Percentage	4.996%	4.5%
(b) Voting and dispositive power
Sole Voting Power	192,975	-
Shared Voting Power	1,874,000	1,874,000
Sole Dispositive Power	192,975	-
Shared Dispositive Power	1,874,000	1,874,000

(c)	Except as set forth in Item 4(a) above the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

(e)

As a result of the transactions described herein, on May 1, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023	/s/ JAMES A. BARNES
James A. Barnes

/s/ TAKAKO BARNES
Takako Barnes